                                                                  Exhibit (b)(8)

December 7, 1999


To each of the Lenders party to the Credit Agreement (as defined below), The Chase Manhattan Bank, as Administrative Agent, Chase Securities Inc. and Deutsche Bank Securities Inc., as Joint Lead Arrangers and Joint Book Managers, Bankers Trust Company, as Syndication Agent, and Bank of America, N.A., as Documentation Agent;

The Board of Directors of Big Flower Holdings, Inc.;

The Board of Directors of BFH Merger Corp.;

Thomas H. Lee Company; and

The Lenders and Agents under the Senior Subordinated Bridge
Loans

Ladies and Gentlemen:

Pursuant to an amended and restated agreement and plan of merger, dated as of October 11, 1999 (the "Merger Agreement") between BFH Merger Corp. ("Merger Sub") and Big Flower Holdings, Inc. ("Holdings"), Holdings will be recapitalized in a transaction in which (a) Merger Sub shall be merged with and into Holdings (the "Merger") with Holdings as the surviving corporation in the Merger, (b) certain members of management of Holdings will retain equity capital in Holdings with a value of approximately $86.1 million (the "Equity Rollover"), and (c) each outstanding share of Holdings' common stock (other than shares comprising the Equity Rollover, shares held by Holdings as treasury stock and shares held by Subsidiaries (as defined in the Merger Agreement) of Holdings) shall be converted into the right to receive from Holdings following the Merger an amount of cash equal to $31.50, and each option to acquire Holdings common stock outstanding immediately prior to the Merger (other than options which will be converted into the right to receive equity interests in Holdings or Columbine (as defined below)) shall be converted into the right to receive from Holdings following the Merger an amount of cash equal to $31.50 less the exercise price of such option, multiplied by the number of shares of Holdings' common stock subject to such option, for a total consideration of approximately $576.6 million (the value of (b) and (c) not to exceed $662.7 million) (the "Recap Distribution") (the transactions described in clauses (a), (b), and (c) being hereinafter called the "Recapitalization").

                                                  VALUATION RESEARCH CORPORATION


In connection with the Recapitalization, (a) Big Flower Press Holdings, Inc. ("BFPH"), a wholly-owned subsidiary of Holdings, will commence, prior to the consummation of the Recapitalization, a tender offer/consent solicitation (the "Existing Senior Subordinated Notes Tender Offer/Consent Solicitation") with respect to BFPH's existing senior subordinated notes in an aggregate principal amount equal to $600.0 million (the "Existing Senior Subordinated Notes"), pursuant to which BFPH shall offer to purchase all of the outstanding Existing Senior Subordinated Notes at 100% of the principal amount thereof plus a consent fee equal to $20.00 for each $1,000 principal amount of such holder's Existing Senior Subordinated Notes, (b) Holdings and/or certain of its Subsidiaries will refinance the existing senior credit facilities and certain other existing senior indebtedness of Holdings and its Subsidiaries in an aggregate principal amount of approximately $280.0 million (the "Additional Refinanced Indebtedness") and (c) at the option of the holders thereof, the currently outstanding 6% Convertible Quarterly Income Preferred Securities of Big Flower Trust I (the "Convertible QUIPS") may be converted into common stock of Holdings, which will then be converted into the right to receive $31.50 in cash per share of common stock, it being understood that the aggregate amount for all outstanding Convertible QUIPS not to exceed $124.0 million (with any such conversion payments being hereinafter called the "QUIPS Conversion Payments" and, together with all payments made to effect the Existing Senior Subordinated Notes Tender Offer/Consent Solicitation and the Additional Refinanced Indebtedness, collectively, the "Refinancing").

The funds required to finance the Recapitalization and effect the Refinancing and to pay fees and expenses associated with the Transaction (as defined below) are provided by (a) the issuance of common stock of Merger Sub (the "Common Equity Financing") to Thomas H. Lee Company and its affiliates (collectively, "THL"), Evercore Partners L.P. and its affiliates (collectively, "ECP") and one or more other investors acceptable to the Managing Agents (as defined below) (together with THL and ECP, the "Equity Investors") generating proceeds of at least $308.1 million (it being understood that if the Equity Rollover increases, such amount will decrease on a dollar for dollar basis), (b) the sale of the private Internet investments specified on Exhibit A to Schedule 5.15(a) to the Merger Agreement, and the sale of private Internet investments purchased by Holdings or its Subsidiaries after the execution of the Merger Agreement and before the Recapitalization, in each case to the Equity Investors (the "Private Internet Investment Sale") generating proceeds of approximately $21.4 million,
(c) the incurrence by BFPH of unsecured senior subordinated debt (the "Senior Subordinated Bridge Loans") generating $450.0 million in proceeds, with such amount reduced by the aggregate principal amount of the Existing Senior Subordinated Notes not tendered pursuant to the Existing Senior Subordinated Notes Tender Offer/Consent Solicitation, (d) the sale of all of the capital stock of Columbine JDS Systems, Inc. ("Columbine") owned by Big Flower Digital Services, Inc. ("BF Digital"), a wholly-owned Subsidiary of BFPH, generating proceeds of approximately $164.9 million (the "Columbine Sale"), (e) the issuance by Holdings of 12.0% unsecured subordinated notes to THL (the "Mezzanine Subordinated Debt") generating gross proceeds of approximately $100.0 million, and (f) the incurrence by the Borrowers (as defined below) of indebtedness under the senior secured credit facilities provided pursuant to the Agreement (as defined below) (the transactions described in clauses (a), (b), (c), (d), (e) and (f) being hereinafter called the "Transaction Financing", and together with the Recapitalization and the Refinancing, being hereinafter called the "Transaction").


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                                                  VALUATION RESEARCH CORPORATION


Holdings, BFPH, Big Flower Limited ("BFL"), Olwen Direct Mail Limited ("Olwen"), Big Flower Digital Services Limited ("BFDSL"), Fusion Premedia Group Limited (f/k/a Troypeak Limited) ("Fusion"), Pismo Limited ("Pismo"), Colorgraphic Direct Response Limited ("Colorgraphic") and The Admagic Group Limited ("Admagic", and together with BFPH, BFL, Olwen, BFDSL, Fusion, Pismo, Colorgraphic and each other entity that may become a party thereto as a U.K. Borrower, the "Borrowers", and each, a "Borrower") have entered into a Credit Agreement dated as of the date hereof (the "Agreement") with various lenders party thereto from time to time (the "Lenders"), Chase Securities, Inc. and Deutsche Bank Securities Inc., as Joint Lead Arrangers and Joint Book Managers, The Chase Manhattan Bank, as Administrative Agent, Bankers Trust Company, as Syndication Agent, and Bank of America, N.A., as Documentation Agent, and certain Managing Agents named therein (collectively, the "Managing Agents", and each a "Managing Agent") pursuant to which new senior secured credit facilities will be made available to the Borrowers. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed to them in the Agreement.

The facilities made available to the Borrowers under the Agreement include (a) up to $255.0 million of Tranche A Term Loans maturing on the Tranche A Term Loan Maturity Date, (b) up to $300.0 million of Tranche B Term Loans maturing on the Tranche B Term Loan Maturity Date and (c) up to $250.0 million of Revolving Loans (including sublimits for Swingline Loans up to $60.0 million and Letters of Credit) maturing on the Revolving Loan Maturity Date. Loans made available to the U.K. Borrowers will be guaranteed by Holdings, BFPH and each Subsidiary Guarantor. Loans made available to BFPH will be guaranteed by Holdings and each U.S. Subsidiary Guarantor.

This letter is provided by Valuation Research Corporation ("Valuation") reporting the performance of certain procedures undertaken by Valuation which form the basis for Valuation's opinion, as of the date hereof, stated below ("Opinion") delivered at the request of the Lenders pursuant to Section 5.01(f) of the Agreement, at the request of the Lenders and Agents pursuant to Section 3.1A(7) of the Senior Subordinated Credit Documents and at the request of the Board of Directors of Holdings and the Board of Directors of Merger Sub pursuant to Section 6.01(b) of the Merger Agreement, that immediately after and giving effect to the consummation of the Transaction:

         (a)      The Fair Market Value of the assets of each of (i) Holdings,
                  (ii) BFPH and (iii) BF Digital, and each of such companies' respective Subsidiaries, and each on a consolidated basis, exceeds and will exceed their liabilities (including, without limitation, New Financing, Stated Liabilities and Identified Contingent Liabilities, each as defined below);

         (b) The Present Fair Saleable Value of the assets of each of (i) Holdings, (ii) BFPH and (iii) BF Digital, and each of such companies' respective Subsidiaries, and each on a consolidated basis, exceeds and will exceed their probable liabilities on their debts (including, without limitation, New Financing, Stated Liabilities, and Identified Contingent Liabilities) as such debts become absolute and mature;

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                                                  VALUATION RESEARCH CORPORATION


         (c) Each of (i) Holdings, (ii) BFPH and (iii) BF Digital, and each of such companies' respective Subsidiaries, and each on a consolidated basis, are and will be able to pay their debts (including, without limitation, New Financing, Stated Liabilities, and Identified Contingent Liabilities) as such debts mature during the normal course of business;

         (d) Each of (i) Holdings, (ii) BFPH and (iii) BF Digital, and each of such companies' respective Subsidiaries, and each on a consolidated basis, will not have Unreasonably Small Capital (as defined below) with which to conduct their present and anticipated business; and

         (e)      The Fair Market Value of the assets of each of (i) Holdings,
                  (ii) BFPH and (iii) BF Digital, and each of such companies' respective Subsidiaries, and each on a consolidated basis, exceeds their liabilities (including, without limitation, New Financing, Stated Liabilities and Identified Contingent Liabilities) plus the total par value of their capital stock.

The Opinion rendered is with respect to each of Holdings, BFPH and BF Digital, and each of such companies' respective Subsidiaries, and each on a consolidated basis, as a going concern, immediately after and giving effect to the Transaction and the associated indebtedness. In the course of preparing this Opinion, nothing has come to our attention that causes us to believe that each of Holdings, BFPH and BF Digital, and each of such companies' respective Subsidiaries, and each on a consolidated basis, would not be a going concern. For the purposes of this Opinion, the following terms are defined:

         (a)      Fair Market Value

                  The amount at which the aggregate assets of an entity would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, neither being under any compulsion to act, with equity to both.

         (b)      Present Fair Saleable Value

                  The aggregate amount that would be obtained by an independent willing seller from an independent willing buyer if an entity's assets are sold as an entirety with reasonable promptness in an arm's-length transaction under present conditions for the sale of assets as an entirety of the business comprising such entity.

                                                  VALUATION RESEARCH CORPORATION


         (c)      Stated Liabilities

                  The recorded liabilities, respectively, of (i) Holdings and its Subsidiaries, on a consolidated basis, pursuant to its unaudited pro forma balance sheet as of November 30, 1999,
                  (ii) BFPH and its Subsidiaries, on a consolidated basis, pursuant to its unaudited internal balance sheet as of October 31, 1999, with such balance sheet adjusted by Valuation to exclude indebtedness being refinanced as part of the Refinancing, and (iii) BF Digital and its Subsidiaries, on a consolidated basis, pursuant to its unaudited internal balance sheet as of October 31, 1999, with such balance sheet adjusted by Valuation to eliminate the accounts of Columbine and to exclude indebtedness being refinanced as part of the Refinancing. The balance sheets (before any adjustments by Valuation) in (i), (ii), and (iii) above were provided by management of Holdings ("Management"). Stated Liabilities exclude indebtedness under New Financing (as defined below). Valuation has made inquiries of Management and has been advised by Management that there are no material adverse changes in Stated Liabilities between the date of the information shown on such balance sheets and the date hereof. Based on our inquiries with this letter, we have no reason to believe that there has been any such material adverse change.
         (d)      New Financing

                  The indebtedness being incurred, assumed or guaranteed by Holdings, BFPH, BF Digital or the Subsidiary Guarantors, as the case may be, pursuant to the Agreement and/or the other Credit Documents and from the issuance of the Senior Subordinated Bridge Loans and the Mezzanine Subordinated Debt.

         (e)      Identified Contingent Liabilities

                  The maximum amount of contingent liabilities that may result from pending, threatened and anticipated litigation, asserted, anticipated and unasserted claims and assessments, guaranties, environmental conditions, uninsured risks, and other contingent liabilities as identified and explained to us in terms of their nature and estimated dollar magnitude by Management. We do not give any opinion as to whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standards No. 5. Based on our reasonable inquiries and analysis in connection with this letter, we have no reason to believe that Identified Contingent Liabilities are materially understated, and nothing has come to our attention suggesting that material contingent liabilities have not been identified or disclosed.

                                                  VALUATION RESEARCH CORPORATION


         (f)      Unreasonably Small Capital

                  This phrase relates to the ability of each of Holdings, BFPH and BF Digital, and each of such companies' respective Subsidiaries, and each on a consolidated basis, after giving effect to the incurrence of New Financing and after consummation of the Transaction to continue as a going concern and not lack sufficient capital for their present and anticipated needs, including, without limitation, payment of Identified Contingent Liabilities as they become absolute and matured, without substantial unplanned disposition of assets outside the ordinary course of business, restructuring of debt, externally forced revisions of its operations, or similar actions.

We believe the foregoing definitions are reasonable and appropriate for purposes of rendering the Opinion, and we believe that the methodologies we use in our analyses are appropriate for determining Fair Market Value, Present Fair Saleable Value and Unreasonably Small Capital as defined herein. Based on our inquiry, we believe it is appropriate for us to value each of Holdings, BFPH and BF Digital, and each of such companies' respective Subsidiaries, and each on a consolidated basis and as going concern as part of our analyses relating to this Opinion.

In expressing its Opinion, Valuation has relied on information and analyses furnished by and/or discussions held with Management and the Equity Investors, which information and analyses have been the subject of review by Valuation and have been the subject of discussion and inquiry. Valuation does not assume any responsibility for the sufficiency and accuracy of the information. Nothing has come to Valuation's attention in the course of its review that would lead it to believe that any such information is incorrect in any material respect or that it was unreasonable for Valuation to utilize and rely upon the information. Such data has been accepted as reasonably reflecting the Transaction, the financial condition of each of Holdings, BFPH and BF Digital, and each of such companies' respective Subsidiaries, and each on a consolidated basis, and their past and future operations. All items subject to audit pursuant to generally accepted auditing standards and in conformity with generally accepted accounting principles ("GAAP") have been relied upon without review, check, or verification, and nothing has come to our attention that would cause us to believe the information is incorrect in any material respect or that it was unreasonable for Valuation to utilize and rely upon the information. Valuation has performed certain analyses, studies, and investigations more fully described herein in support of its Opinion. Further, the Opinion expressed herein is subject to the General Limiting Conditions and Assumptions attached hereto as Exhibit A.

Valuation has reviewed available historical financial information of each of Holdings, BFPH and BF Digital, and each of such companies' respective Subsidiaries, and each on a consolidated basis, in addition to background data and material considered appropriate to the Opinion expressed and referenced below. Such areas of investigation include, but are not limited to:

         o An overview of the business segments in which BFPH competes (including that of BF Digital), including an analysis of companies engaged in similar lines of business as BFPH and a review of acquisitions of companies engaged in similar lines of business.

                                                  VALUATION RESEARCH CORPORATION


         o A visit to Holdings' corporate headquarters in New York, which visit included discussion of the business and prospects of BFPH, with Management, including discussions of each of the business segments, historical and projected profitability, key competitors, customer relationships, business risks and key actions to be taken in the near term, among other factors.

         o Attendance at Holdings' presentation for the Lenders on November 9, 1999 in New York.

         o Review of Holdings' (a) audited consolidated financial statements on Form 10-K for the four years ended December 31, 1998, (b) unaudited consolidated financial statements on Form 10-Q for the six months ended June 30, 1999 and (c) unaudited consolidated financial results for the three months and nine months ended September 30, 1999, respectively, from its October 26, 1999 press release.

         o Review of the Big Flower Press Confidential Information Memorandum, dated November 1999 (the "Confidential Information Memorandum").

         o Review of Holdings' projected consolidated income statements, balance sheets, cash flow statements, credit statistics and other projected financial information for the years 1999 through 2008 (the "Projections"), and Management assumptions thereto, as provided by THL.

         o Performance of sensitivity analyses with respect to the Projections.

         o Review of the Agreement, the other Credit Documents, and the Senior Subordinated Credit Documents.

         o        Review of the Mezzanine Subordinated Debt Agreement.

         o        Review of the Recapitalization Documents.

         o Review of Holdings' Schedule 13E-3, and Schedule 14A, as filed with the Securities and Exchange Commission, related to the Transaction.

         o Review of historical trading prices for Holdings' common stock.

         o Inquiries of members of Management who have responsibility for legal, financial, and accounting matters as to the existence, nature, and magnitude of Identified Contingent Liabilities. Because the Identified Contingent Liabilities are estimates of Management, we express no opinion as to the completeness or propriety of such items. However, after discussion with Management with respect thereto, and based on our experience in reviewing such liabilities, nothing has come to our attention in the course of our review which would suggest that any such information is incorrect in any material respect or unreasonable for Valuation to utilize.

                                                  VALUATION RESEARCH CORPORATION


For purposes of this Opinion, Valuation has assumed that there will be no material change in any documents in Valuation's possession as of the date herein.

Valuation has discussed financial and operating matters of Holdings, BFPH and BF Digital and each of such companies' respective Subsidiaries with Management. Valuation has reviewed the Projections prepared by Management and the Equity Investors and discussed the Projections with Management and the Equity Investors. This review included, but was not limited to, discussions of basic assumptions made in preparing the Projections relating to revenue growth, operating margins, and capital expenditure and working capital requirements. Nothing has come to our attention that would cause us to believe the basic assumptions made in preparing the Projections are unreasonable or unattainable. We believe that the review we have conducted and the analyses and procedures undertaken are those generally considered appropriate for expressing the Opinion set forth herein.

Based on the foregoing review, procedures and analyses, we express the following Opinion as of the date hereof, that immediately after and giving effect to the consummation of the Transaction, subject to the General Limiting Conditions and Assumptions set forth in Exhibit A hereto:

         (a)      The Fair Market Value of the assets of each of (i) Holdings,
                  (ii) BFPH and (iii) BF Digital, and each of such companies' respective Subsidiaries, and each on a consolidated basis, exceeds and will exceed their liabilities (including, without limitation, New Financing, Stated Liabilities, and Identified Contingent Liabilities);

         (b) The Present Fair Saleable Value of the assets of each of (i) Holdings, (ii) BFPH and (iii) BF Digital, and each of such companies' respective Subsidiaries, and each on a consolidated basis, exceeds and will exceed their probable liabilities on their debts (including, without limitation, New Financing, Stated Liabilities, and Identified Contingent Liabilities) as such debts become absolute and mature;

         (c) Each of (i) Holdings, (ii) BFPH and (iii) BF Digital, and each of such companies' respective Subsidiaries, and each on a consolidated basis, are and will be able to pay their debts (including, without limitation, New Financing, Stated Liabilities, and Identified Contingent Liabilities) as such debts mature during the normal course of business;

         (d) Each of (i) Holdings, (ii) BFPH and (iii) BF Digital, and each of such companies' respective Subsidiaries, and each on a consolidated basis, will not have Unreasonably Small Capital with which to conduct their present and anticipated business; and

                                                  VALUATION RESEARCH CORPORATION


         (e)      The Fair Market Value of the assets of each of (i) Holdings,
                  (ii) BFPH and (iii) BF Digital, and each of such companies' respective Subsidiaries, and each on a consolidated basis, exceeds their liabilities (including, without limitation, New Financing, Stated Liabilities and Identified Contingent Liabilities) plus the total par value of their capital stock.

This letter may be relied upon and disclosed as provided for in Exhibit A.


Respectfully submitted,

VALUATION RESEARCH CORPORATION

/s/ Valuation Research Corporation

Engagement Number:  04-3185-00

                                                  VALUATION RESEARCH CORPORATION


                                    EXHIBIT A
                   GENERAL LIMITING CONDITIONS AND ASSUMPTIONS

In accordance with recognized professional standards as generally practiced in the valuation industry, the fee for these services is not contingent upon the conclusions contained herein. Valuation has determined to the best of its knowledge and in good faith that neither it nor any of its agents or employees have any material financial interest in Holdings, BFPH, BF Digital or their respective Subsidiaries.

Neither Valuation, nor its agents or employees, assume any responsibility for matters legal in nature, nor do they render any opinion as to any title to, or legal status of, property which may be involved, both real and personal, tangible and intangible.

Valuation assumes that all laws, statutes, ordinances, or other regulations, or regulations of any governmental authority relevant to and in connection with this engagement are complied with by each relevant party other than Valuation unless express written noncompliance is brought to the attention of Valuation and is stated and defined by those relied on by Valuation.

Valuation has relied on certain information furnished by others, including but not limited to, Holdings and the Equity Investors, without verification, other than the procedures specified in Valuation's letter attached hereto. Valuation believes such information to be reliable as to accuracy and completeness but offers no warranty or representation to that effect; however, nothing has come to our attention in the course of this engagement that would cause us to believe that any information is inaccurate in any material respect or that it is unreasonable to utilize and rely upon such information. The information relied upon generally includes, but is not limited to, financial analyses and forecasts; historical, pro forma, audited and unaudited financial statements; and Management analyses and forecasts.

Where there may be real property involved in the Transaction, unless specifically stated, Valuation has not made a land survey of the property, but has relied on information furnished by Holdings. It is assumed that there are no hidden or inapparent conditions of the property, subsoil, or structures thereon that render it more or less valuable except as disclosed in environmental reports. No responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them.

Valuation assumes in the case of leases of real and other property that the Transaction will not trigger any renegotiations of such leases to market rates based upon the financial condition of Holdings, BFPH or BF Digital, and each of such companies' respective Subsidiaries, and each on a consolidated basis, arising out of the Transaction that would, in the aggregate, be material to Holdings, BFPH or BF Digital, and each of such companies' respective Subsidiaries, and each on a consolidated basis. In connection with this matter, we have no reason to believe that there will be any material adverse effect on Holdings, BFPH or BF Digital, and each of such companies' respective Subsidiaries, and each on a consolidated basis, arising from the consummation of the Transaction.

                                                  VALUATION RESEARCH CORPORATION


Valuation is not an environmental consultant or auditor, and it takes no responsibility for any actual or potential environmental liabilities. Valuation does not conduct or provide environmental assessments and has not performed one for any property of Holdings, BFPH, BF Digital or their respective Subsidiaries.

Valuation has asked Management whether Holdings, BFPH or BF Digital, and each of such companies' respective Subsidiaries, and each on a consolidated basis, are subject to any present or future liability relating to environmental matters (including but not limited to CERCLA/Superfund liability). Valuation has not determined independently whether Holdings, BFPH, or BF Digital, and each of such companies' respective Subsidiaries, and each on a consolidated basis, are subject to any such liabilities, nor the scope of any such liabilities. Valuation's Opinion takes no such liabilities into account except as they have been reported expressly to Valuation by Holdings, or by an environmental consultant working for Holdings or the Equity Investors , and then only to the extent that the liability was reported to us in an actual or estimated dollar amount. To the extent such information has been reported to us, Valuation has relied on it without verification and offers no warranty or representation as to its accuracy or completeness.

In some instances, public information and statistical information have been obtained from sources Valuation has accepted as being reliable. These sources include annual reports to shareholders and the Form 10-Ks and Form 10-Qs filed with the Securities and Exchange Commission of companies reviewed within business segments in which BFPH or its Subsidiaries compete, VALUE LINE INVESTMENT SURVEY, and STANDARD & POOR'S INDUSTRY SURVEYS; however, Valuation makes no representation as to the accuracy or completeness of such information and has accepted the information without further verification, but nothing has come to Valuation's attention which would lead it to believe that such information is incorrect or incomplete in any material respect.

The Opinion of Valuation does not represent an assurance, guarantee, or warranty that Holdings, BFPH, BF Digital or the Subsidiary Guarantors will meet all of their obligations under the Agreement or in connection with the Senior Subordinated Bridge Loans or the Mezzanine Subordinated Debt.

Valuation makes no assurance, guarantee, or warranty that the covenants for the New Financing will not be broken in the future.

Valuation has analyzed and reviewed the Transaction and provided the Opinion for solvency purposes only and for no other purpose. Valuation's Opinion is in no way given as an indication of the fairness of the Transaction to any shareholder of Holdings, BFPH, BF Digital, their respective Subsidiaries, the Equity Investors or any equity participant in the Transaction.

The Opinion expressed herein is valid only for the express and stated purposes of providing information and assistance to the parties to whom it is addressed and their counsel and specific agents and their respective assignees and participants in connection with the Transaction and their counsel and specific agents and is not in any way, implied or expressed, to be construed, used, circulated, quoted, relied upon or otherwise referred to for any other purpose without the written consent of Valuation, which will not be unreasonably withheld. In addition, Valuation hereby consents to (i) the filing and disclosure of the Opinion with the Securities and Exchange Commission (the "SEC") and any state securities commission or blue sky authority, or other

                                                  VALUATION RESEARCH CORPORATION


governmental authority or agency if such filing or disclosure is required pursuant to the rules, statutes, and regulations thereof, or required by applicable law, (ii) the disclosure of the Opinion upon demand, order or request of any court, administrative or governmental agency, regulatory body or examiner (whether or not such demand, order or request has the force of law) or as may be required or appropriate in response to any summons, subpoena, or discovery requests, (iii) the use or disclosure of the Opinion in any pending or threatened litigation, judicial, or administrative proceeding (including, without limitation, any proceeding in bankruptcy) or inquiry, or government investigation, (iv) the attachment of the Opinion as an exhibit to the Credit Documents governing the senior debt financing by the Lenders and Issuing Lender or other Lenders and financial institutions who, in the future, may extend credit to the Borrowers as an exhibit to any documents governing debt financing by other financing sources, (v) the disclosure of the Opinion in connection with
(a) the prospective sale, assignment, participation or any other disposition by any Lender, Issuing Lender or financing source of any right or interest in the debt financing by such Lender, Issuing Lender or financing source, (b) an audit of any Lender, Issuing Lender or financing source by an independent public accountant or any administrative agency or regulatory body or examiner or (c) the exercise of any right or remedy by any Lender, or Issuing Lender or financing source in connection with the debt financing, (vi) the disclosure of the Opinion as may be requested, required or ordered in, or to protect a Lender's, Issuing Lender's or financing source's interest in, any litigation, administrative, judicial or governmental proceeding, or investigation to which any Lender, Issuing Lender or financing source is subject or purported to be subject, or (vii) the disclosure of the Opinion as otherwise required by, or as reasonably determined by any Lender, Issuing Lender or financing source to be required by, any law, order, statute, regulation or ruling applicable to such Lender, Issuing Lender or financing source. Valuation has no responsibility to update the Opinion stated herein for events and circumstances occurring after the date of this letter.

Any further consultation, testimony, attendance or research in reference to the present engagement beyond the Opinion expressed herein as of the date herein are subject to agreement by Valuation in specific written arrangements between the parties.

No representation is made herein as to the legal sufficiency of the above definitions (term definitions contained in the body of the Opinion) for any purpose; such definitions are used solely for setting forth the scope of this Opinion and Valuation believes such definitions to be reasonable for the purposes of rendering this Opinion.

The determination of Present Fair Saleable Value and Fair Market Value of the aggregate assets results from the development and analysis of several value indications arrived at through the use of accepted valuation procedures as practiced in the valuation industry. These procedures included the Asset-Based Approach, the Income Approach and the Market Approach, as described below, which we believe to be procedures appropriate to express the Opinion herein.


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                                                  VALUATION RESEARCH CORPORATION


The Asset-Based Approach is based directly on the value of the underlying assets of a business. Our procedures in connection with this approach were limited to a review of the consolidated financial statements of each of Holdings, BFPH and BF Digital and their respective Subsidiaries, including a general review of the current assets and intangible assets of each of Holdings, BFPH and BF Digital, and each of such companies' respective Subsidiaries, and each on a consolidated basis, as well as the other procedures outlined herein.

The Income Approach utilized cash flow projections discounted to a present value. The discount rates selected were based on risk and return requirements deemed appropriate by Valuation, given the facts and circumstances surrounding the Transaction. The discount rates were based upon a weighted average cost of capital concept, which considers the after-tax cost of debt and equity. The after-tax costs were derived, among other factors, from our review of the current credit and equity markets. The discount rate included a risk premium over and above the required return associated with risk-free investments such as U.S. Government treasury bonds.

The Market Approach is a valuation technique in which the estimated market value is based on market prices in actual transactions. The technique consists of undertaking a detailed market analysis of publicly traded companies and acquisitions of companies that provide a reasonable basis for comparison to the relative investment characteristics of the subject entity. Valuation ratios derived from the guideline companies are then selected and applied to the subject entity after consideration of adjustments for dissimilarities in financial position, growth prospects, market position, profitability, capital structure and other factors. The companies reviewed were generally engaged in commercial printing services, advertising services, direct marketing services and/or digital services.

Material changes in the business segments in which BFPH competes (including that of BF Digital) or in general market conditions which might affect Holdings, BFPH, or BF Digital, and each of such companies' respective Subsidiaries, and each on a consolidated basis, from and after the date herein and which are not reasonably foreseeable are not taken into account.

Our conclusion of Present Fair Saleable Value and Fair Market Value of assets is for the aggregate or total assets of each of Holdings, BFPH and BF Digital, and each of such companies' respective Subsidiaries, and each on a consolidated basis, after giving effect to the Transaction. Nothing has come to our attention that would cause us to believe that the Present Fair Saleable Value of assets is materially different from the Fair Market Value of assets.

Amounts payable with respect to Identified Contingent Liabilities cannot be predicted with exact certainty. In addition, contingent liabilities exclude obligations under executory contracts such as operating leases. The exclusion of such executory contracts, in our opinion, has no material effect on the excess of Present Fair Saleable Value or Fair Market Value of assets over liabilities.


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                                                  VALUATION RESEARCH CORPORATION


Valuation has not made a specific compliance study or analysis of the Y2K issue of Holdings, BFPH, BF Digital or their respective Subsidiaries, their customers or suppliers and the effect, if any, that the Y2K issue may have on these entities.

Based on the Projections and a debt repayment analysis by Valuation which included extending the Projections through the year 2010, the Borrowers may not be able to repay in full the Revolving Loans on the Revolving Loan Maturity Date. We have assumed that the Borrowers will be able to refinance outstanding Revolving Loans with a new revolving credit facility. We believe that it is not unreasonable to make this assumption given BFPH and its Subsidiaries' (on a consolidated basis) projected level of pre-tax operating cash flow, projected interest coverage and projected leverage ratios, and current and projected level of accounts receivables.

The Senior Subordinated Bridge Loans are required to be repaid in full on (a) the earlier of one year following their initial funding date and (b) the closing date of the Permanent Senior Subordinated Notes financing sufficient to repay the Senior Subordinated Bridge Loans; provided, however, that if BFPH is unable to raise the Permanent Senior Subordinated Notes financing before the date set forth in (a) above, the Senior Subordinated Bridge Loans will be converted to a senior term loan facility with a maturity of ten years following the initial funding date of the Senior Subordinated Bridge Loans. Based on Valuation's debt repayment analysis, BFPH and its Subsidiaries (on a consolidated basis) may not generate sufficient free cash flow to repay in full principal amounts due under the Permanent Senior Subordinated Notes or a senior term loan facility at their maturity. We have assumed that BFPH will repay the Permanent Senior Subordinated Notes or a senior term loan facility by refinancing amounts outstanding, raising equity through either a private placement or public offering, or issuing new debt. We believe that it is not unreasonable to make this assumption given BFPH and its Subsidiaries' (on a consolidated basis) projected level of pre-tax operating cash flow, projected interest coverage and leverage ratios, and current and projected level of accounts receivables.

The Mezzanine Subordinated Debt is subordinated to borrowings under the Credit Agreement and to the Senior Subordinated Bridge Loan facility and matures on the eleventh anniversary of its issuance. Based on Valuation's debt repayment analysis, Holdings and its Subsidiaries (on a consolidated basis) may not generate sufficient free cash flow to repay the Mezzanine Subordinated Debt at its maturity. We have assumed that Holdings will repay the Mezzanine Subordinated Debt by refinancing amounts outstanding, raising equity through either a private placement or public offering, or issuing new debt. We believe that it is not unreasonable to make this assumption given Holdings and its Subsidiaries' (on a consolidated basis) projected level of pre-tax operating cash flow, projected interest coverage and leverage ratios, and current and projected level of accounts receivables.


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